CROGHAN BANCSHARES, INC.









2002 ANNUAL REPORT



75
2
75
280
51
19
Port Clinton
Oak Harbor
80/90
420
2
75
53
Sandusky
20
6
2
300
600
Gibsonburg
4
6
23
412
6
Fremont
Clyde
101
80/90
19
99
Bellevue
250
20
53
Green Springs
Norwalk
12
Monroeville
101
Fostoria
Tiffin



President's Letter

To Our Shareholders:

The year 2002 was one of change for Croghan as I completed my first full year as President. During the prior year, we identified some initiatives to improve the financial performance of the Bank and we saw the results in record earnings for the year. We were helped by the accounting principle change in the treatment of amortization of goodwill, and we were able to manage our margin in light of declining rates. Additionally, we were able to increase our non-interest income through a combination of brokerage fee income and service fees on retail deposit accounts. Our non-interest expenses declined as a result of an organizational redesign that we initiated in late 2001. All of these efforts allowed us to improve on our efficiency ratio. Reducing costs is an objective we will continue to pursue in 2003.

Our mission as a community bank is to remain independent to serve the financial needs of the local communities. It is, therefore, important that we continue to grow while focusing our attention on serving our customers. In this effort, we increased our consumer lending presence and are in the process of providing investment training opportunities to our banking center managers. The Bellevue Union Square Office is undergoing a major remodeling project that will allow us to effectively serve our Bellevue customers. In order for us to serve existing customers in the Port Clinton market, we opened a full service banking center at the Bassett's Super Center. This places us in a contiguous county and will allow us to attract new customer relationships in Ottawa County.

In retail banking we took advantage of the low interest rates and implemented a secondary market mortgage-lending program. The new program allows the Bank to be more competitive in rates and terms, while reducing interest rate risk. To further assist our customers, we enhanced our Home Equity Line of Credit product and this promotion resulted in a substantial increase in loan balances. In an additional move, we redesigned our loan processing department, which should ultimately improve service to our customers.

Credit quality remained a focus in light of the economic recession and high unemployment. Even though we experienced a slight reduction in non-accrual loans and a decrease in net loan charge-offs, our adequacy review indicated a need to provide additional funding to our loan loss reserve account.

For our business customers, we have dedicated additional lending resources and are working with technology to improve our cash management services to include the addition of an Internet feature to our product line in 2003.

With this progress, we completed a year marked with considerable improvement in our financial performance and changes that will provide growth opportunities in 2003 and beyond. I believe that with the momentum we have created, coupled with a team of excellent employees and Board Members, we will continue to make Croghan the preferred choice for financial services.

On behalf of the Board of Directors, and the Staff at Croghan, I thank you for your support.

Sincerely,



Steven C. Futrell
President & CEO
January 2003

CROGHAN BANCSHARES, INC.

CONTENTS

FINANCIAL HIGHLIGHTS

	2002	2001	Percent Change
For the year:			
Net income	$5,137,000	$3,695,000	39.0 %
Income per common share	2.69	1.93	39.4 %
Dividends per common share	1.00	.87	14.9 %
Return on average assets	1.37%	1.04%	
Return on average stockholders' equity	12.27%	9.46%	
Return on average tangible stockholders' equity	14.37%	11.34%	
At year end:			
Assets	$387,330,000	$366,508,000	5.7 %
Loans	287,951,000	278,366,000	3.4 %
Securities	71,437,000	51,564,000	38.5 %
Deposits	302,888,000	295,003,000	2.7 %
Stockholders' equity	43,462,000	39,952,000	8.8 %
Book value per common share	$22.86	$ 20.87	9.5 %
Stockholders' equity to total assets	11.22%	10.90%	
Number of stockholders of record	779	764	2.0 %
Number of full-time equivalent employees	141	145	(2.8)%

CROGHAN BANCSHARES, INC.

DESCRIPTION OF THE CORPORATION

Croghan Bancshares, Inc., an Ohio corporation (the "Corporation" or "Croghan"), is a bank holding company incorporated in 1983 with $387,330,000 in total assets as of December 31, 2002. Croghan owns all of the outstanding shares of The Croghan Colonial Bank (the "Bank"), an Ohio state-chartered bank incorporated in 1888 and headquartered in Fremont, Ohio.

The Bank offers a diverse range of commercial and retail banking services through its ten offices located in Bellevue, Clyde, Fremont, Green Springs, Monroeville, and Port Clinton, Ohio. Products are comprised of traditional banking services such as consumer, commercial, agricultural and real estate loans, personal and business checking accounts, savings accounts, time deposit accounts, safe deposit box services, and trust department services. Additionally, investment products bearing no FDIC insurance are offered through the Bank's Trust and Investment Services Division.

MARKET PRICE AND DIVIDENDS ON COMMON STOCK

The Corporation's common stock is quoted on the OTC Bulletin Board. Solely on the basis of transactions of which the Corporation has been made aware, the transaction prices for shares of its common stock for each quarterly period during 2002 and 2001 were as follows:

	2002	2001
First Quarter	$22.60 to 25.85	$18.50 to 21.50
Second Quarter	24.10 to 27.00	20.50 to 23.00
Third Quarter	26.05 to 28.50	21.75 to 32.00
Fourth Quarter	26.25 to 26.95	21.00 to 24.00

Dividends declared by the Corporation on its common stock during the past two years were as follows:

	2002	2001
Three-months ended March 31	$ .24	$.21
Three-months ended June 30	.24	.22
Three-months ended September 30	.25	.22
Three-months ended December 31	.27	.22
	$1.00	$.87

The holders of record for the Corporation's common stock on December 31, 2002 totaled 779.

AVAILABILITY OF MORE INFORMATION

To obtain a copy of the Corporation's annual report (Form 10-K) filed with the Securities and Exchange Commission, please write to:

Barry F. Luse, Vice President
Trust & Investment Services Division
Croghan Bancshares, Inc.
323 Croghan Street
Fremont, OH 43420
419-332-7301

CROGHAN BANCSHARES, INC.
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

	2002	2001	2000	1999	1998
	Years ended December 31, (Dollars in thousands, except share data)				
Statements of operations:					
Total interest income	$ 24,183	$ 25,874	$ 25,589	$ 24,259	$ 25,151
Total interest expense	8,271	10,724	11,067	10,434	11,420
Net interest income	15,912	15,150	14,522	13,825	13,731
Provision for loan losses	730	695	435	240	240
Net interest income, after provision for loan losses	15,182	14,455	14,087	13,585	13,491
Total non-interest income	2,638	2,383	2,302	1,972	1,742
Total non-interest expenses	10,333	11,208	10,992	10,833	10,424
Income before federal income taxes	7,487	5,630	5,397	4,724	4,809
Federal income taxes	2,350	1,935	1,828	1,586	1,649
Net income	$ 5,137	$ 3,695	$ 3,569	$ 3,138	$ 3,160
Per share of common stock:					
Net income	$ 2.69	$ 1.93	$ 1.87	$ 1.65	$ 1.66
Dividends	1.00	.87	.82	.73	.60
Book value	22.86	20.87	19.59	18.36	17.70
Average common shares outstanding	1,907,927	1,913,362	1,910,704	1,906,120	1,903,616
Year end balances:					
Loans, net	$284,262	$275,020	$255,613	$236,213	$235,941
Securities	71,437	51,564	58,625	77,432	76,235
Total assets	387,330	366,508	347,432	350,586	350,144
Deposits	302,888	295,003	284,204	294,587	301,456
Stockholders' equity	43,462	39,952	37,466	35,039	33,705
Average balances:					
Loans, net	$276,497	$265,349	$242,818	$230,274	$229,463
Securities	62,785	54,467	71,524	80,203	70,618
Total assets	375,266	355,034	346,661	344,346	337,493
Deposits	297,854	287,840	286,653	294,792	294,225
Stockholders' equity	41,871	39,040	36,251	34,430	32,672
Selected ratios:					
Net yield on average interest-earning assets	4.54%	4.60%	4.55%	4.37%	4.40%
Return on average assets	1.37	1.04	1.03	.91	.94
Return on average stockholders' equity	12.27	9.46	9.85	9.11	9.67
Return on average tangible stockholders' equity	14.37	11.34	12.25	11.75	13.08
Net loan charge-offs as a percent of average outstanding net loans	.14	.22	.16	.20	.15
Allowance for loan losses as a percent of year-end loans	1.28	1.20	1.25	1.33	1.43
Stockholders' equity as a percent of total year-end assets	11.22	10.90	10.78	9.99	9.63

CROGHAN BANCSHARES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following discussion provides additional information relating to Croghan's financial condition and results of operations. This information is presented to further the reader's understanding of Croghan's Consolidated Financial Statements, which appear on pages 16 through 36 of this Annual Report.

FORWARD-LOOKING STATEMENTS

Where appropriate, the following discussion contains the insights of management into known events and trends that have or may be expected to have a material effect on Croghan's operations and financial condition. The information presented may also contain forward-looking statements regarding future financial performance, which are not historical facts and which involve various risks and uncertainties. The Corporation cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors including regional and national economic conditions, substantial changes in the levels of market interest rates, and competitive and regulatory issues could affect the Corporation's financial performance and cause the actual results for the future periods to differ materially from those anticipated or projected.

Without limiting the foregoing and by way of example and not by way of limitation, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's discussion relating to the determination and assessment of the provision and allowance for loan losses included under "Provision for Loan Losses and the Allowance for Loan Losses" in the comparison of the results of operations.
2. Management's discussion of a banking center site relocation plan included under "Non-Interest Expenses" in the comparison of the results of operations.
3. Management's discussion pertaining to the investment security portfolio included under "Securities" in the comparison of financial condition.
4. Management's discussion of capital requirements included under "Stockholders' Equity" in the comparison of financial position.
5. Management's discussion relating to the ability to support cash dividends in the section entitled "Liquidity".
6. Management's discussion of interest rate risk exposure included under "Interest Rate Risk" on the future results of operations.

The Corporation does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

PERFORMANCE SUMMARY

Croghan's net income increased 39.0% to $5,137,000 for the year ended December 31, 2002, compared to net income of $3,695,000 in 2001 and $3,569,000 in 2000. The increase in net income for 2002 resulted from continued loan growth, improved non-interest income, and a reduction in non-interest expenses. The 2001 increase was due in large part to loan portfolio growth and an improvement in net interest yield.

The 2002 return on average assets was 1.37%, compared to 1.04% in 2001 and 1.03% in 2000. The return on average equity totaled 12.27% in 2002, 9.46% in 2001 and 9.85% in 2000. Croghan's return on average tangible stockholders' equity, which considers the effect of goodwill in the computation, stood at 14.37% in 2002, compared to 11.34% in 2001 and 12.25% in 2000. Income per share in 2002 amounted to $2.69, compared to $1.93 in 2001 and $1.87 in 2000.

Total assets at December 31, 2002 increased 5.7% to $387,330,000 as compared to 2001's total assets of $366,508,000. Total loans grew to $287,951,000 at December 31, 2002, a 3.4% increase from 2001's total loans of $278,366,000. Securities increased by 38.5% to $71,437,000 at December 31, 2002 from $51,564,000 at December 31, 2001. Total deposits increased to $302,888,000 at December 31, 2002, a 2.7% increase from 2001's total deposits of $295,003,000. Total stockholders' equity at December 31, 2002 amounted to $43,462,000, an 8.8% increase as compared to $39,952,000 in 2001.

NET INTEREST INCOME

Net interest income, which represents the revenue generated from interest-earning assets in excess of the interest cost of funding those assets, is Croghan's principal source of income. Net interest income is influenced by market interest rate conditions and the volume and mix of earning assets and interest-bearing liabilities. Many external factors affect net interest income and typically include the strength of customer loan demand, customer preference for individual deposit account products, competitors' loan and deposit product offerings, the national and local economic climates, and Federal Reserve monetary policy.

The following table demonstrates the components of net interest income for the years ended December 31:

	2002	2001	2000
		(Dollars in thousands)	
Average interest-earning assets	$350,189	$329,076	$319,105
Interest income	24,183	25,874	25,589
Average rate earned	6.91%	7.86%	8.02%
Average interest-bearing liabilities	$296,541	$278,308	$272,743
Interest expense	8,271	10,724	11,067
Average rate paid	2.79%	3.85%	4.06%
Net interest income	$ 15,912	$ 15,150	$ 14,522
Net interest yield (net interest income divided by average interest-earning assets)	4.54%	4.60%	4.55%

2002 vs. 2001. Net interest income in 2002 increased by $762,000 to $15,912,000, 5.0% above 2001's level of $15,150,000. Average interest-earning assets increased by $21,113,000 with the growth concentrated in the loan and securities portfolios. Average interest-bearing liabilities increased by $18,233,000, resulting from increases in the savings, NOW, and money market deposit category and in borrowed funds. To protect against a possible double-dip recession and to reduce the risk of deflation, the Federal Reserve Open Market Committee lowered managed interest rates by 50 basis points, or .50%, in November, 2002. By actively managing net interest yield, which was under continuous rate pressure throughout 2002, Croghan maintained a net yield of 4.54% and limited the decline in net yield to only 6 basis points.

2001 vs. 2000. Net interest income in 2001 increased by $628,000 to $15,150,000, 4.3% above 2000's level of $14,522,000. Average interest-earning assets increased by $9,971,000 with the growth concentrated primarily in the loan portfolio. Average interest-bearing liabilities increased by $5,565,000 as the result of increases in the interest-bearing deposit categories and in borrowed funds. In an effort to stimulate the national economy, the Federal Reserve Open Market Committee lowered managed interest rates by 475 basis points, or 4.75%, throughout 2001. Croghan was able to react to these changes and, as noted in the table, increased its net interest yield by 5 basis points to 4.60%.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES

Croghan has developed and adopted a comprehensive loan policy to provide appropriate guidelines for managing both credit risk and asset quality. The policy details acceptable lending practices, establishes loan-grading classifications, and stipulates the use of a loan review process. The loan review process, which is conducted by an outside credit review firm, is designed to facilitate the early identification of problem loans, to help ensure sound credit decisions, and to aid in determining the amount of the provision for loan losses. To further strengthen the loan review function, Croghan added a Credit Analyst to its staff in December, 2002. This additional staff member will supplement the loan review process and aid in the early identification of problem loans. Croghan's loan policy, loan review process, and Credit Analyst staff position work in concert to help minimize the uncertainties associated with the lending function.

Throughout the year, Croghan determines its investment in impaired nonresidential real estate and commercial loans and also performs an in-depth analysis of the overall adequacy of its allowance for loan losses. A nonresidential real estate or commercial loan is considered impaired when, based on the most current information available, it appears probable that the borrower will not be able to make payments according to the contractual terms of the loan agreement. Impaired loans are then recorded at the observable market price of the loan, the fair value of the underlying collateral (if the loan is collateral dependent), or the present value of the expected future cash flows discounted at the loan's effective interest rate.

To determine the allowance for loan losses, Croghan performs a detailed quarterly analysis that focuses on delinquency trends within each loan category (i.e., commercial, real estate, and consumer), the status of non-performing loans (i.e., impaired, nonaccrual, and restructured loans, and loans past due 90 days or more), current and historical trends of charged-off loans, existing local and national economic conditions, and changes within the volume and mix within each loan category. Additionally, loans that are graded as special mention, substandard, doubtful, or partially charged-off are evaluated for their loss potential. For loans of $50,000 or more, this evaluation typically includes a review of the loan's past performance history, a comparison of the estimated collateral value in relation to the outstanding loan balance, the overall financial strength of the borrower, industry risks pertinent to the borrower, and competitive trends that may influence the borrower's future financial performance.

Monthly provisions are made in amounts sufficient to maintain the balance in the allowance for loan losses at a level considered by management to be adequate for potential losses within the portfolio. Even though management uses all available information to assess possible loan losses, future additions to the allowance may be required as changes occur in economic conditions and specific borrower circumstances. The regulatory agencies that periodically review Croghan's allowance for loan losses may also require additions to the allowance or the charge-off of specific loans based upon the information available to them at the time of their examinations.

The following table details factors relating to the provision and allowance for loan losses for the years ended December 31:

	2002	2001	2000
	(Dollars in thousands)		
Provision for loan losses charged to expense	$ 730	$ 695	$ 435
Net loan charge-offs	387	591	389
Net loan charge-offs as a percent of average outstanding net loans	.14%	.22%	.16%
Nonaccrual loans	$2,137	$2,241	$ 628
Loans contractually past due 90 days or more and still accruing interest	1,489	771	1,144
Restructured loans	-	-	-
Potential problem loans, other than those past due 90 days or more, nonaccrual, or restructured	7,791	5,949	1,602
Allowance for loan losses	3,689	3,346	3,242
Allowance for loan losses as a percent of year-end loans	1.28%	1.20%	1.25%

2002 vs. 2001. The provision for loan losses totaled $730,000 in 2002 compared to $695,000 in 2001. The increase in the provision resulted from the continued sluggishness in the local economy and the overall trends within the loan portfolio. Positive portfolio trends included a $204,000 decrease in net loan charge-offs and a $104,000 decrease in nonaccrual loans, with nonaccrual loans totaling $2,137,000 in 2002 compared to $2,241,000 in 2001. The 2002 and 2001 nonaccrual amounts include one nonresidential real estate loan totaling $794,000 in 2002 and $813,000 in 2001 that is collateralized by commercial real estate with an appraised value well in excess of the loan amount.

Negative portfolio trends included a $718,000 increase in loans past due 90 days or more and still accruing interest to $1,489,000 in 2002 compared to $771,000 in 2001, and an increase of $1,842,000 in potential problem loans to $7,791,000 in 2002 compared to $5,949,000 in 2001. Of the $7,791,000 in potential problem loans at December 31, 2002, $2,877,000 of that amount is comprised of individual loans with balances less than $250,000. The increase in potential problem loans in 2002 is, for the most part, spread across all loan categories, with increases in residential real estate and consumer loans, as well as increases in nonresidential real estate and commercial loans. The 2002 and 2001 potential problem loan amounts include one nonresidential real estate loan totaling $3,221,000 in 2002 and $3,254,000 in 2001 that is collateralized by commercial real estate with an appraised value well in excess of the loan amount. Additionally, this significant potential problem loan is not currently past due and, since origination, has never exceeded 10 days past due. Net loan charge-offs in 2002 of $387,000 included $362,000 attributable to the consumer loan portfolio. Consumer loan underwriting standards were tightened beginning in 1999 when the economy started to deteriorate and ultimately slipped into a recession.

2001 vs. 2000. The provision for loan losses totaled $695,000 in 2001 compared to $435,000 in 2000. The higher provision was a result of the continued slowing in the national and local economies and emerging trends within the loan portfolio. Loans in nonaccrual status increased from $628,000 in 2000 to $2,241,000 in 2001 and potential problem loans increased from $1,602,000 in 2000 to $5,949,000 in 2001. The 2001 nonaccrual amount includes one nonresidential real estate loan totaling $813,000 and the 2001 potential problem loan amount includes two nonresidential real estate loans totaling $4,150,000. All three of these loans are collateralized by commercial real estate with appraised values well in excess of the loan amounts. Additionally, the two potential problem loans are not currently past due and, since origination, have never exceeded 10 days past due. Net loan charge-offs in 2001 of $591,000 included $398,000 attributable to the consumer loan portfolio. Management began reviewing consumer loan underwriting standards in 1999 and continued to tighten standards throughout 2000 and 2001 as the economy slipped into a recession.

NON-INTEREST INCOME

Non-interest income is comprised of the items in the following table which summarizes such income for the years ended December 31:

	2002	2001 (Dollars in thousands)	2000
Trust income	$ 517	$ 522	$ 479
Service charges on deposit accounts	1,146	936	920
Gain on sale of securities	-	41	-
Commissions received from the origination of loans	90	-	-
Other operating income	885	884	903
Total non-interest income	$2,638	$2,383	$2,302

2002 vs. 2001. Non-interest income in 2002 increased to $2,638,000 compared to $2,383,000 earned in 2001. This represents an increase of $255,000 or 10.7% between comparable periods. Trust income decreased $5,000 or 1.0% from the 2001 level. Services offered by the Trust Department include qualified retirement plans (e.g., 401k and simple plans), personal trusts, investment management accounts, cash management accounts, individual retirement accounts, and charitable gift annuities. The Trust Department held a total of $77,671,000 in assets for 493 clients at December 31, 2002 compared to $86,175,000 in assets at December 31, 2001. Trust fees are highly dependent upon the aggregate market value of the accounts serviced and the 2002 results were impacted by declines in the equity markets that occurred throughout the year.

Service charges on deposit accounts increased $210,000 or 22.4% from the 2001 level. A targeted review of specific service charge components occurred during 2002. As a result of this review, revisions were made to the overdraft and non-sufficient funds charges effective April 1. These revisions subsequently accounted for much of the 2002 increase that occurred. A comprehensive review of Croghan's deposit products and overall service charge structure is scheduled for 2003. This will aid in exposing any possible additional fee opportunities and also ensure the competitiveness of Croghan's product offerings and service charge structure. Also, as noted in the preceding table, there were no securities gains in 2002 as compared to net gains of $41,000 in 2001.

As a result of the low interest rate environment encountered throughout 2002 and 2001, Croghan entered into an agreement in 2002 to originate loans on behalf of a national provider of residential mortgage loan products. The provider typically sells such loans in the secondary market (e.g., to Freddie Mac or Fannie Mae) and then retains the servicing and related support functions (e.g., tax reporting and escrow accounting). The establishment of this arrangement allows Croghan to maintain its customer relationships by providing very competitive residential real estate loan offerings, while at the same time eliminating the risks associated with long-term fixed-rate mortgage loan financing. Commissions received from the origination of residential real estate loans totaled $90,000 in 2002.

Other operating income increased just slightly, by $1,000, in 2002. In 1999, the Bank purchased split-dollar life insurance contracts on behalf of its executive officers. In addition to the cash surrender value of the contracts, the Bank will receive 20% of the net insurance proceeds upon the death of the insured party. The increase in the cash value of these policies accumulates on a tax-exempt basis and the tax savings is used to fund supplemental retirement benefits for the named executives. The cash value of these policies, totaling $3,676,000 at December 31, 2002 and $3,511,000 at December 31, 2001, is included in other assets in the consolidated balance sheets. The 2002 increase in the cash value of these policies, which is included as a component of other operating income, amounted to $165,000 in 2002 compared to $166,000 in 2001.

Also included in other operating income are fees generated by the Investment Department of Croghan's Trust and Investment Services Division. The Investment Department markets non-FDIC insured investment products, such as mutual funds and annuities. Fees generated by the Investment Department totaled $115,000 in 2002 compared to $71,000 in 2001. This represents an increase of $44,000 or 62.0% between comparable periods. The increase was due primarily to the sale of annuity products, which offered many investors a less volatile alternative to the stock market. Other items of note that comprise other operating income include ATM surcharge fees, MasterCard merchant fees, safe deposit box fees, credit life commissions, and fees from the sale of official checks and money orders.

2001 vs. 2000. Non-interest income in 2001 increased to $2,383,000 compared to $2,302,000 earned in 2000. This represents an increase of $81,000 or 3.5% between comparable periods. Trust income increased $43,000 or 9.0% from the 2000 level. The Trust Department held a total of $86,175,000 in assets for 511 clients at December 31, 2001 compared to $83,873,000 in assets at December 31, 2000. Trust fees are highly dependent upon the aggregate market value of the accounts serviced and 2001 results were therefore hampered by depressed stock prices which occurred throughout most of the year.

Service charges on deposit accounts increased $16,000 or 1.7% from the 2000 level. Net securities gains amounted to $41,000 in 2001 with no such gains reported in 2000. The 2001 gains were realized upon the sale of U.S. Treasury and U.S. Government Agency investment securities with less than one year remaining until their stated final maturity dates. Alternative investments maturing over longer time horizons were then purchased to replace those securities that were sold.

Other operating income decreased by $19,000 or 2.1% from the amount reported in 2000. The increase in the cash value of the split-dollar life insurance contracts purchased in 1999 on behalf of its executive officers, which is included as a component of other operating income, amounted to $166,000 in 2001 compared to $154,000 in 2000. Fees generated by the Investment Department of Croghan's Trust and Investment Services Division decreased by $62,000, or 46.6%, to $71,000 in 2001 as compared to $133,000 in 2000. This decline was attributed to the weak performance of the stock markets which resulted in a relatively unattractive environment for many of the investment products.

NON-INTEREST EXPENSES

Non-interest expenses are comprised of the items in the following table which summarizes such expenses for the years ended December 31:

	2002	2001 (Dollars in thousands)	2000
Compensation	$ 4,431	$ 4,694	$ 4,727
Benefits	1,191	1,421	1,291
Total personnel	5,622	6,115	6,018
Occupancy of premises	628	631	627
Equipment	825	809	832
Professional and consulting services	442	348	250
State franchise and other taxes	424	370	365
MasterCard franchise and processing fees	314	298	332
Postage	253	246	264
Stationery and supplies	198	164	212
Advertising and marketing	191	194	200
Third party computer processing	181	150	129
Telephone	145	119	127
Examination fees	139	124	128
Amortization of goodwill	-	638	638
Other operating	971	1,002	870
Total non-interest expenses	$10,333	$11,208	$10,992

2002 vs. 2001. Non-interest expenses in 2002 decreased to $10,333,000 from $11,208,000 in 2001. This represents a decrease of $875,000 or 7.8% between comparable periods. Total personnel expense decreased $493,000 or 8.1% between comparable periods. Compensation costs in 2002 were impacted by the 10% reduction in full-time equivalent staff that occurred in November, 2001. Benefits expense was also affected by this staff reduction, as the number of participants enrolled in the benefits programs experienced declines.

Other expenses which changed by more than $25,000 between 2002 and 2001, include professional and consulting services, state franchise and other taxes, stationery and supplies, third party computer processing, telephone, amortization of goodwill, and other operating expenses. Professional and consulting services increased by $94,000 or 27.0% in 2002. Increased professional expenses were paid throughout 2002 for items pertaining to shareholder matters, property appraisal services, product analysis services, sales training, compensation review services, branch location and application expenses, an employee benefits program review, and search-firm recruiting fees for selected job placements.

State franchise taxes, which are based primarily upon Croghan's capital structure, and other taxes increased by $54,000 or 14.6% in 2002. The 2002 increase was a direct result of the Bank's higher capital levels. Stationery and supplies increased by $34,000 or 20.7%. The 2002 increase was related to higher paper and forms costs which were passed on to Croghan by various suppliers. Third party computer processing increased by $31,000 or 20.7% in 2002. The majority of the increase was related to a profitability system supplied by a third-party vendor which provides Croghan with detailed analyses pertaining to the profitability of individual branches, products, and customers. Telephone expenses increased by $26,000 or 21.8% in 2002 resulting from change-over charges related to switching local access providers.

Amortization of goodwill decreased by $638,000 in 2002 due to the adoption of Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets". This standard requires that goodwill be tested annually for impairment instead of being systematically amortized. There was no goodwill impairment in 2002. Other operating expenses decreased by $31,000 or 3.1% in 2002. Included in this category is $159,000 for the write-off in the book value of a portion of the Union Square facility in Bellevue. Part of the facility will be demolished in early-2003 to make way for a new drive-up facility and an expanded parking area.

Additional expense categories that comprise other operating expenses include miscellaneous employee expenses, fidelity and liability insurance, director and committee fees, loan origination and collection expenses, dues and subscriptions, ATM network fees, software amortization costs, correspondent bank service charges, and charitable donations.

2001 vs. 2000. Non-interest expenses in 2001 increased to $11,208,000 from $10,992,000 in 2000. This represents an increase of $216,000 or 2.0% between comparable periods. Total personnel expense increased $97,000 or 1.6% between comparable periods. Compensation costs in 2001 were impacted by severance packages totaling $103,000 that were paid in November. At that time, a plan was implemented which resulted in a 10% reduction in full-time equivalent employees. The plan stemmed from an Organizational Audit that was completed over a two-month period in conjunction with two outside consulting firms. The number of full-time equivalent employees totaled 145 at December 31, 2001 as compared to 170 at December 31, 2000. The benefits expense increase in 2001 was due primarily to increased health insurance costs, which were common to many industries and companies across the country.

Other expenses which changed by more than $25,000 between 2001 and 2000, include professional and consulting services, MasterCard franchise and processing fees, stationery and supplies, and other operating expenses. Professional and consulting services increased by $98,000 or 39.2% in 2001. These fees included expenses paid to consulting firms to assist in an evaluation of Croghan's organizational structure, in addition to increased professional expenses related to shareholder matters, loan review services, internal audit assistance provided by a third party accounting firm, and legal expenses associated with the outplacement of staff members.

MasterCard franchise and processing fees decreased by $34,000 or 10.2% in 2001. During the year, the various cardholder programs were consolidated which ultimately translated into cost savings. Stationery and supplies decreased by $48,000 or 22.6% in 2001 as all forms and materials used throughout the Bank were reviewed. Significant volumes of paper were also reduced upon the implementation of computer technology that allowed for the optical disk storage of many of the reports that were previously produced in paper format.

Other operating expenses increased by $132,000 or 15.2% in 2001. Included in this category is $248,000 for the write-down in the book value of the Clyde Banking Center. A review of the banking center during 2001 concluded that the current Clyde facility was not adequate to service the customers' needs. Hence, alternative site locations are being examined with the intention to relocate, via acquisition or new construction, to a new facility. An independent appraisal of the Clyde Office property was performed and the future cash flows associated with the facility were estimated. Based on this analysis, the book value of the property was then written-down to the amount of the estimated cash flows.

FEDERAL INCOME TAXES

Federal income tax expense totaled $2,350,000 in 2002, compared to $1,935,000 in 2001 and $1,828,000 in 2000. The effective tax rate in 2002 was 31.4% compared to 34.4% in 2001 and 33.9% in 2000. The effective tax rate in 2002 was positively impacted by the elimination of goodwill amortization, with the effective tax rates in 2001 and 2000 reflecting the disallowance of any tax deduction for goodwill amortization.

SECURITIES

Croghan's securities portfolio is used to enhance net interest income, provide liquidity in the event of unforeseen cash flow needs, and diversify financial risk. At December 31, 2002, Croghan classified $65,556,000, or roughly 92%, of its securities as available-for-sale. The remaining securities, totaling $5,881,000, were classified as held-to-maturity. Available-for-sale securities are reported at their fair values with the net unrealized gain or loss reported as accumulated other comprehensive income (loss). Conversely, all held-to-maturity securities are reported at amortized cost.

Croghan's available-for-sale investment portfolio is comprised primarily of U.S. Government Agency and political subdivision obligations. The fair value of these holdings totaled $64,546,000 at December 31, 2002 compared to $44,802,000 at December 31, 2001. Croghan also invests in U.S. Treasury obligations and carries such securities in the available-for-sale portfolio. The fair value of these investments totaled $1,010,000 at December 31, 2002 compared to $1,038,000 at December 31, 2001.

Croghan's held-to-maturity investment portfolio contains primarily debt obligations of domestic corporations and restricted stock of the Federal Reserve Bank of Cleveland and the Federal Home Loan Bank of Cincinnati. The amortized cost of these investments, which have no stated maturity, totaled $5,881,000 at December 31, 2002 compared to $5,724,000 at December 31, 2001.

The aggregate carrying value of all securities at December 31, 2002 totaled $71,437,000, or an increase of 38.5%, as compared to 2001's total of $51,564,000. A portion of the 2002 increase can be attributed to a reduction in the federal funds sold position between comparable year-end periods. Additionally, the increases in total deposits and borrowed funds that were not deployed into the loan portfolio, were channeled into the securities portfolio in an effort to achieve the most effective returns available.

LOANS

Total loans at December 31, 2002 increased by $9,585,000 or 3.4% over December 31, 2001. The following table summarizes total loans and the percent change by major category as of December 31:

	2002	2001	Percent Change
	(Dollars in thousands)		
Commercial, financial and agricultural	$ 35,913	$ 32,648	10.0 %
Real estate – residential mortgage	115,091	112,497	2.3 %
Real estate – nonresidential mortgage	85,282	72,036	18.4 %
Real estate – construction	7,514	10,762	(30.2)%
Consumer	41,315	47,831	(13.6)%
Credit card	2,836	2,592	9.4 %
Total loans	$287,951	$278,366	3.4 %

As can be determined from the preceding table, increases occurred in commercial, financial and agricultural loans, residential real estate loans, nonresidential real estate loans, and credit card loans. Conversely, construction real estate loans and consumer loans experienced declines. Items of significant note within the table include a $13,246,000 increase in nonresidential real estate loans and a $6,516,000 decrease in consumer loans. The favorable interest rate environment coupled with a heightened focus on nonresidential real estate loans accounted for the increase in that category. Much of the decline in the consumer loan portfolio likely resulted from the very attractive incentive financing plans offered by the captive financing arms (e.g., GMAC and Ford Motor Credit Corp.) of the major automobile manufacturers throughout 2002. These highly competitive interest rate programs provided car buyers with very enticing alternatives to traditional bank loan offerings.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Deposits and other interest-bearing liabilities at December 31, 2002 increased by $17,009,000 or 5.3% over December 31, 2001. Deposits and other interest-bearing liabilities serve as a primary source of cash flows to fund loan demand and are summarized in the following table as of December 31:

	2002	2001	Percent Change
	(Dollars in thousands)		
Demand, non-interest bearing	$ 35,296	$ 38,453	(8.2)%
Savings, NOW and Money Market deposits	130,041	122,651	6.0 %
Time deposits	137,551	133,899	2.7 %
Total deposits	302,888	295,003	2.7 %
Federal funds purchased and securities sold under repurchase agreements	11,345	12,721	(10.8)%
Federal Home Loan Bank borrowings	26,500	16,000	65.6 %
Total deposits and other interest-bearing liabilities	$340,733	$323,724	5.3 %

As can be determined from the preceding table, savings, NOW and Money Market deposits, and time deposits increased in 2002. Non-interest bearing demand deposits did experience a decline, but the decrease was more than offset by increases in the other two deposit categories. As stock market investor returns have languished over the past couple of years, it appears that many such investors have opted to seek the safe-haven of Croghan's FDIC-insured deposit product offerings. As previously noted, all deposit products will undergo a comprehensive review during 2003 to ensure that Croghan provides its customers with a competitive lineup of products and services.

Other interest-bearing liabilities, consisting of Federal Home Loan Bank borrowings and federal funds purchased/ securities sold under repurchase agreements, increased by $9,124,000 to $37,845,000 at December 31, 2002 from $28,721,000 at December 31, 2001. The 2002 increase in other interest-bearing liabilities was concentrated in additional borrowings from the Federal Home Loan Bank of Cincinnati. Such borrowings were drawn at times when the rate environment was considered advantageous for future planning purposes (e.g., anticipated loan growth and capital improvements in 2003).

STOCKHOLDERS' EQUITY

Croghan's stockholders' equity at December 31 is summarized in the following table:

	2002	2001
	(Dollars in thousands)	
Common stock	$23,926	$23,926
Surplus	118	117
Retained earnings	18,740	15,509
Accumulated other comprehensive income	1,027	400
Treasury stock	(349)	-
Total stockholders' equity	$43,462	$39,952

Accumulated other comprehensive income consists of the net unrealized gain on securities classified as available-for-sale. At December 31, 2002, Croghan held $65,556,000 in available-for-sale securities with a net unrealized gain of $1,027,000, net of income taxes. This compares to holdings at December 31, 2001 of available-for-sale securities totaling $45,840,000 with a net unrealized gain of $400,000, net of income taxes. The net change of $627,000 in the unrealized gain was the result of lower market interest rates for debt securities at the end of 2002 as compared to 2001. This change in rates caused the market values of many of Croghan's securities to rise, resulting in unrealized gains on many of those issues. Since management believes that none of its investment securities are permanently impaired, there were no such charges to operations in either 2002 or 2001.

Both the Corporation and the Bank are subject to the capital requirements established by the Federal Reserve Board. To be considered as "well capitalized" under prompt corrective action provisions, the Bank must have a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. At December 31, 2002, the Bank was deemed "well capitalized" with a Tier I risk-based capital ratio of 11.0% and a total risk-based capital ratio of 14.1%. Reference to Note 14, entitled "Regulatory Matters", in Croghan's Consolidated Financial Statements provides a detailed analysis of both the Corporation's and the Bank's capital amounts and related ratios.

LIQUIDITY

Croghan's primary sources of liquidity are derived from its stable core deposit base and strong stockholders' equity position. Secondary liquidity is provided through daily adjustments in the federal funds sold position, by actively managing the investment portfolio, and by the ability to borrow (or purchase) federal funds from correspondent banks under established lines of credit. Three of the established lines of credit have been in existence since the mid-1990's and are readily available on an unsecured short-term basis to meet daily liquidity needs as they arise. The average balance borrowed under these lines during 2002 totaled $134,000. At December 31, 2002, Croghan had $1,000,000 in federal funds purchased as compared to $7,700,000 in federal funds sold at December 31, 2001. Federal funds purchased must be repaid on a daily basis, whereas federal funds sold are immediately available to Croghan for daily liquidity needs. Additionally, Croghan has borrowing capacity of $28,700,000 available from the Federal Home Loan Bank of Cincinnati. These funds can only be drawn subject to adequate pledging of Federal Home Loan Bank stock and eligible residential mortgage loans.

Croghan also maintains a portion of its assets in liquid form to meet anticipated customer loan demands and fund possible deposit account withdrawals. At December 31, 2002, liquid assets in the form of cash and due from banks totaled $13,140,000 or 3.4% of total assets. Croghan believes that these highly liquid assets, in addition to a staggered maturity schedule and principal repayments within the investment portfolio and cash flows from loan repayments, provide adequate liquidity for day-to-day operations.

The liquidity needs of Croghan's parent holding company, primarily the need to pay quarterly cash dividends to shareholders, are funded by upstream-dividends from the Bank subsidiary. Dividends paid to the Corporation by the Bank totaled $7,421,000 in 2002, $1,725,000 in 2001, and $1,617,000 in 2000. The 2002 dividends include a special $5,000,000 dividend from the Bank to the Corporation, which allowed more effective management of the Bank's capital level. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. In general, and subject to certain minimum capital requirements, the Bank may declare a dividend at any time without the approval of the State of Ohio Division of Financial Institutions provided its dividends in a calendar year do not exceed the total of its net profits for that year combined with its retained profits for the two preceding years. Under these provisions, the Bank had no dividend availability on January 1, 2003, but projects adequate income throughout 2003 to support cash dividends to shareholders.

The Corporation and the Bank are subject to various regulatory capital requirements established by the federal and state banking agencies, including those described above for "well-capitalized" institutions as established by the Federal Reserve Board. Failure to meet minimum capital requirements can result in the initiation of certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material adverse effect on Croghan's financial statements. Management believes, as of December 31, 2002 and 2001, that the Corporation and the Bank met all capital adequacy requirements which might apply.

INTEREST RATE RISK

Interest rate risk is one of Croghan's most significant financial exposures. This risk, which is common to the financial institution sector, is an integral part of Croghan's operations and impacts the rate pricing strategy for essentially all loan and deposit products. The management and oversight of interest rate risk, including the establishment of acceptable guidelines, is the responsibility of the Asset/Liability Management Committee (ALCO). The ALCO committee, and the associated Asset/Liability Management Policy, seek to quantify and monitor the risk, to adequately provide for liquidity needs, and to maximize net interest income by managing net interest yield.

Croghan monitors its interest rate risk through a sensitivity analysis, which attempts to measure potential changes in future earnings and the fair values of its financial instruments, that could result from hypothetical changes in interest rates. The first step in this analysis is to estimate the expected cash flows from Croghan's financial instruments using the interest rates in effect at December 31, 2002. To arrive at fair value estimates, the cash flows from Croghan's financial instruments are discounted at their approximated present values.

Hypothetical changes in interest rates are applied to those financial instruments, and the cash flows and fair value estimations are then simulated. When calculating the net interest income estimations, hypothetical rates are applied to the financial instruments based upon the assumed cash flows. Croghan applies interest rate "shocks" to its financial instruments of 200 basis points (up and down) for the value of its equity and 100 basis points (up and down) for its net interest income. The following table presents the potential sensitivity in Croghan's annual net interest income for a 100 basis-point (or 1.0%) change in market interest rates and the potential sensitivity in the present value of Croghan's equity if a sudden and sustained 200 basis-point (or 2.0%) change in market interest rates occurred:

	December 31, 2002 Change in Dollars ($)	Change in Percent (%)	ALCO Guidelines For the Change in Percent (%)
Annual Net Interest Income Impact			
For a Change of + 100 Basis Points	(1,033,000)	(6.7)	(15.0)
For a Change of – 100 Basis Points	220,000	1.4	15.0
Impact on the Net Present Value of Equity			
For a Change of + 200 Basis Points	(7,748,000)	(15.3)	(30.0)
For a Change of – 200 Basis Points	10,338,000	20.4	30.0

As indicated in the preceding table, the projected volatility of net interest income and the net present value of equity at December 31, 2002 were within Croghan's established guidelines. The preceding analysis encompasses the use of a variety of assumptions, including the relative levels of market interest rates, loan prepayments, and the possible reaction of depositors to changes in interest rates. The analysis simulates possible outcomes and should not be relied upon as being indicative of actual results. Additionally, the analysis does not necessarily contemplate all of the actions that Croghan could undertake in response to changes in market interest rates.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENT LIABILITIES AND COMMITMENTS

The following table summarizes Croghan's loan commitments, including letters of credit, as of December 31, 2002:

Type of Commitment	Total Amount	Amount of Commitment to Expire Per Period Less Than 1 Year	1-3 Years (Dollars in thousands)	4-5 Years	Over 5 Years
Commercial lines of credit	$27,756	$22,616	$ 223	$1,202	$ 3,715
Real estate lines of credit	14,365	3,697	1,698	595	8,375
Consumer lines of credit	1,263	1,263	-	-	-
Credit card lines of credit	14,544	14,544	-	-	-
Guarantees	-	-	-	-	-
Total Commitments	$57,928	$42,120	$1,921	$1,797	$12,090

As indicated in the preceding table, Croghan had $57,928,000 in total loan commitments at the end of 2002, with $42,120,000 of that amount expiring within one year. All lines of credit represent either fee-paid or legally binding loan commitments for the loan categories noted. Since Croghan requires that each letter of credit be supported by a loan agreement, letters of credit are included in the amounts noted within the table. The commercial and consumer lines were made on both an unsecured and secured basis, with the real estate lines secured by mortgages in residential and nonresidential property. The credit card lines were all issued on an unsecured basis. It is anticipated that a significant portion of these lines will expire without being drawn upon, particularly the credit card lines, which represent the maximum amount available to all cardholders. Additionally, $19,553,000 of the commercial lines are due on a demand basis, with many of those lines established for seasonal operating purposes.

The following table summarizes Croghan's other contractual obligations as of December 31, 2002:

Contractual Obligations	Total Amount	Payments Due by Period Less Than 1 Year	1-3 Years (Dollars in thousands)	4-5 Years	Over 5 Years
Long-term debt	$26,500	$11,000	$10,500	$5,000	-
Capital leases	-	-	-	-	-
Operating leases	93	37	56	-	-
Unconditional purchase obligations	-	-	-	-	-
Other	-	-	-	-	-
Total Obligations	$26,593	$11,037	$10,556	$5,000	-

The long-term debt noted in the preceding table represents borrowings from the Federal Home Loan Bank of Cincinnati. The notes require payment of interest on a monthly basis with principal due at maturity. These obligations bear stated fixed interest rates and stipulate a prepayment penalty if the note's interest rate exceeds the current market rate for similar borrowings at the time of repayment. As the notes mature, Croghan evaluates the liquidity and interest-rate circumstances at that point in time to determine whether to payoff or renew the note. The evaluation process typically includes: the strength of current and projected customer loan demand, Croghan's federal funds sold or purchased position, projected cash flows from maturing investment securities, the current and projected market interest rate environment, local and national economic conditions, and customer demand for Croghan's deposit product offerings.

As also indicated in the table, Croghan had no capital leases or unconditional purchase obligations as of December 31, 2002. Croghan's most significant operating lease obligation originated when the Port Clinton Banking Center was opened in June, 2002. The Port Clinton Office is located in a retail supermarket in the Knollcrest Shopping Center, and the office space was obtained using a lease arrangement. Additionally, Croghan has several minor operating lease obligations, with an aggregate total of less than $75,000, for photocopying and mail processing equipment which are not included in the table.

IMPACT OF RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

On January 1, 2002, Croghan adopted the provisions of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Under the provisions of Statement 142, goodwill is no longer amortized but rather tested for impairment, which is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Hence, the goodwill resulting from the 1996 acquisition of Union Bancshares, Inc. is now tested on an annual basis for impairment and no longer amortized. Both the initial test accomplished as of January 1, 2002 and the most recent test, occurring on July 1, 2002, indicated there was no impairment in the fair value of goodwill. Accordingly, there was no goodwill amortization for the year ended December 31, 2002 as compared to $638,000 in 2001 and 2000. The unamortized balance of goodwill at December 31, 2002 and 2001 totaled $6,113,000.

Croghan does not believe the adoption of any recently issued pronouncements by the Financial Accounting Standards Board will have a significant impact on its consolidated financial statements.

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Stockholders and Board of Directors
Croghan Bancshares, Inc.
Fremont, Ohio

We have audited the accompanying consolidated balance sheets of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for goodwill in 2002.

Clifton Gunderson LLP

Toledo, Ohio
January 14, 2003

CROGHAN BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2002	2001
	(Dollars in thousands, except par value)	
CASH AND CASH EQUIVALENTS		
Cash and due from banks	$ 13,140	$ 13,649
Federal funds sold	-	7,700
Total cash and cash equivalents	13,140	21,349
SECURITIES		
Available-for-sale, at fair value	65,556	45,840
Held-to-maturity, at amortized cost, fair value of $6,005 in 2002 and $5,802 in 2001	5,881	5,724
Total securities	71,437	51,564
LOANS	287,951	278,366
Less: Allowance for loan losses	3,689	3,346
Net loans	284,262	275,020
PREMISES AND EQUIPMENT, NET	5,743	6,133
ACCRUED INTEREST RECEIVABLE	2,366	2,270
GOODWILL	6,113	6,113
OTHER ASSETS	4,269	4,059
TOTAL ASSETS	$387,330	$366,508
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Demand, non-interest bearing	$ 35,296	$ 38,453
Savings, NOW and Money Market deposits	130,041	122,651
Time	137,551	133,899
Total deposits	302,888	295,003
Federal funds purchased and securities sold under repurchase agreements	11,345	12,721
Federal Home Loan Bank borrowings	26,500	16,000
Dividends payable	513	421
Other liabilities	2,622	2,411
Total liabilities	343,868	326,556
STOCKHOLDERS' EQUITY		
Common stock, $12.50 par value. Authorized 3,000,000 shares; issued 1,914,109 shares	23,926	23,926
Surplus	118	117
Retained earnings	18,740	15,509
Accumulated other comprehensive income	1,027	400
Treasury stock, 13,207 shares, at cost	(349)	-
Total stockholders' equity	43,462	39,952
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$387,330	$366,508

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2002	2001	2000
	(Dollars in thousands, except per share data)		
INTEREST INCOME			
Loans, including fees	$21,310	$22,697	$21,624
Securities:			
U.S. Treasury	41	349	882
Obligations of U.S. Government agencies and corporations	1,922	1,714	2,060
Obligations of states and political subdivisions	494	545	606
Other	297	327	306
Federal funds sold	119	242	111
Total interest income	24,183	25,874	25,589
INTEREST EXPENSE			
Deposits	6,841	9,461	9,811
Other borrowings	1,430	1,263	1,256
Total interest expense	8,271	10,724	11,067
Net interest income	15,912	15,150	14,522
PROVISION FOR LOAN LOSSES	730	695	435
Net interest income, after provision for loan losses	15,182	14,455	14,087
NON-INTEREST INCOME			
Trust income	517	522	479
Service charges on deposit accounts	1,146	936	920
Gain on sale of securities	-	41	-
Other	975	884	903
Total non-interest income	2,638	2,383	2,302
NON-INTEREST EXPENSES			
Salaries, wages and employee benefits	5,622	6,115	6,018
Occupancy of premises	628	631	627
Amortization of goodwill	-	638	638
Other operating	4,083	3,824	3,709
Total non-interest expenses	10,333	11,208	10,992
Income before federal income taxes	7,487	5,630	5,397
FEDERAL INCOME TAXES	2,350	1,935	1,828
NET INCOME	$ 5,137	$ 3,695	$ 3,569
NET INCOME PER SHARE, based on 1,907,927 shares in 2002, 1,913,362 shares in 2001 and 1,910,704 shares in 2000, respectively	$ 2.69	$ 1.93	$ 1.87

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2002, 2001 and 2000

	Common stock	Surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
	(Dollars in thousands, except per share data)					
BALANCE AT DECEMBER 31, 1999	$23,853	$ 74	$11,477	$ (365)	$ -	$35,039
Comprehensive income:						
Net income	-	-	3,569	-	-	3,569
Change in net unrealized gain (loss), net of reclassification adjustments and related income taxes	-	-	-	344	-	344
Total comprehensive income	-	-	-	-	-	3,913
Issuance of 4,250 shares of common stock	53	28	-	-	-	81
Cash dividends declared, $.82 per share	-	-	(1,567)	-	-	(1,567)
BALANCE AT DECEMBER 31, 2000	23,906	102	13,479	(21)	-	37,466
Comprehensive income:						
Net income	-	-	3,695	-	-	3,695
Change in net unrealized gain (loss), net of reclassification adjustments and related income taxes	-	-	-	421	-	421
Total comprehensive income	-	-	-	-	-	4,116
Issuance of 1,651 shares of common stock	20	15	-	-	-	35
Cash dividends declared, $.87 per share	-	-	(1,665)	-	-	(1,665)
BALANCE AT DECEMBER 31, 2001	23,926	117	15,509	400	-	39,952
Comprehensive income:						
Net income	-	-	5,137	-	-	5,137
Change in net unrealized gain (loss), net of reclassification adjustments and related income taxes	-	-	-	627	-	627
Total comprehensive income	-	-	-	-	-	5,764
Purchase of 14,400 shares of treasury stock	-	-	-	-	(379)	(379)
Issuance of 1,193 shares from treasury stock	-	1	-	-	30	31
Cash dividends declared, $1.00 per share	-	-	(1,906)	-	-	(1,906)
BALANCE AT DECEMBER 31, 2002	$23,926	$ 118	$18,740	$1,027	$ (349)	$43,462

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2002	2001 (Dollars in thousands)	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 5,137	$ 3,695	$ 3,569
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	559	1,258	1,305
Provision for loan losses	730	695	435
Write-down on impairment of premises	159	248	-
Deferred federal income taxes	(257)	(170)	(65)
Federal Home Loan Bank stock dividends	(79)	(109)	(111)
Increase in cash value of split-dollar life insurance policies	(165)	(171)	(154)
Net amortization of security premiums and discounts	755	159	90
Provision for deferred compensation	62	58	35
Gain on sale of securities	-	(41)	-
Loss on disposal of equipment	-	1	1
Decrease (increase) in accrued interest receivable	(96)	468	(132)
Decrease (increase) in other assets	(47)	49	206
Increase (decrease) in other liabilities	100	(41)	369
Net cash provided by operating activities	6,858	6,099	5,548
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of securities	17,073	34,045	26,811
Proceeds from sales of available-for-sale securities	-	5,041	-
Proceeds from sale of equipment	-	-	13
Proceeds from cancellation of life insurance policy	-	455	-
Payment of single premium on split-dollar life insurance policy	-	(450)	-
Purchase of securities:			
Available-for-sale	(36,073)	(30,882)	(6,749)
Held-to-maturity	(599)	(514)	(713)
Net increase in loans	(9,972)	(20,153)	(19,835)
Additions to premises and equipment	(326)	(243)	(313)
Net cash used in investing activities	(29,897)	(12,701)	(786)

CROGHAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years ended December 31,		
	2002	2001 (Dollars in thousands)	2000
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	$ 7,885	$ 10,799	$ (10,301)
Increase (decrease) in federal funds purchased and securities sold under repurchase agreements	(1,376)	(1,288)	2,247
Borrowed funds:			
Proceeds	10,500	14,000	7,000
Repayments	-	(7,000)	(5,000)
Proceeds from issuance of common stock	31	35	81
Cash dividends paid	(1,814)	(1,646)	(1,528)
Purchase of treasury stock	(379)	-	-
Payment of deferred compensation	(17)	(3)	-
Net cash provided by (used in) financing activities	14,830	14,897	(7,501)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,209)	8,295	(2,739)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	21,349	13,054	15,793
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 13,140	$ 21,349	$ 13,054
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for:			
Interest	$ 8,429	$ 10,893	$ 11,033
Federal income taxes	$ 2,465	$ 2,120	$ 1,765
Non-cash operating activities:			
Change in deferred income taxes on net unrealized gain on available-for-sale securities	$ 323	$ 217	$ 177
Non-cash investing activities:			
Change in net unrealized gain on available-for-sale securities	$ 950	$ 638	$ 521
Transfer of securities from held-to-maturity to available-for-sale	$ -	$ -	$ 31,828
Transfer of loans to foreclosed assets	$ -	$ 50	$ -

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croghan Bancshares, Inc. (the "Corporation") was incorporated on September 27, 1983 in the state of Ohio. The Corporation is a bank holding company and has one wholly-owned subsidiary, The Croghan Colonial Bank (the "Bank"). The Corporation, through its subsidiary, operates in one industry segment, the commercial banking industry. The Bank, an Ohio chartered bank organized in 1888, has its main office in Fremont, Ohio and has branch offices located in Fremont, Bellevue, Clyde, Green Springs, Monroeville, and Port Clinton, Ohio. The Bank's primary source of revenue is providing loans to customers primarily located in Sandusky County, Ottawa County, the Village of Green Springs, and the northwest portion of Huron County which includes the City of Bellevue and Village of Monroeville. Such customers are predominantly small and middle-market businesses and individuals.

Significant accounting policies followed by the Corporation are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates. The most significant estimate susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank established a trust department in 1990 and the assets held by the Bank in fiduciary or agency capacities for its customers are not included in the consolidated balance sheets as such items are not assets of the Bank.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which mature overnight or within four days.

SECURITIES

The Bank's securities are designated at the time of purchase as either held-to-maturity or available-for-sale. Securities designated as held-to-maturity are carried at amortized cost. Securities designated as available-for-sale are carried at fair value, with unrealized gains and losses, net of applicable income taxes, on such securities recognized as a separate component of stockholders' equity.

The cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest and dividends on securities.

Gains and losses on sales of securities are accounted for on a completed transaction basis, using the specific identification method, and are included in non-interest income.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are stated at their outstanding principal balances, adjusted for charge-offs, the allowance for loan losses, and any deferred loan fees or costs on originated loans. Interest is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

LOANS (CONTINUED)

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card and other personal loans are typically charged-off no later than 180 days past due. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

FORECLOSED ASSETS

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value, less estimated costs to sell, and any loan balance in excess of fair value is charged to the allowance for loan losses. Subsequent valuations are periodically performed and any further write-downs are included in other operating expense, as are gains or losses upon sale and expenses related to maintenance of the properties.

PREMISES AND EQUIPMENT

Premises and equipment is stated at cost, less accumulated depreciation. Upon the sale or disposition of the assets, the difference between the depreciated cost and proceeds is charged or credited to income. Depreciation is determined based on the estimated useful lives of the individual assets (typically 20 to 40 years for buildings and 3 to 10 years for equipment) and is computed using both accelerated and straight-line methods.

GOODWILL

Goodwill arising from the 1996 purchase of Union Bancshares Corp. was being amortized on a straight-line basis over a period of 15 years. Amortization of goodwill ceased effective January 1, 2002, as more fully described in Note 1. Under the new method of accounting, goodwill is tested for impairment at least annually to determine if an impairment loss has occurred.

ADVERTISING COSTS

All advertising costs are expensed as incurred.

FEDERAL INCOME TAXES

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

The Bank is not currently subject to state and local income taxes.

COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

PER SHARE DATA

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each year. This computation is referred to as "basic earnings per share".

Dividends per share are based on the number of shares outstanding at the declaration date.

NOTE 1 - CHANGE IN ACCOUNTING PRINCIPLE

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Under Statement 142, goodwill is no longer amortized but is subject to an annual impairment test. Impairment of value results when the fair value of goodwill associated with an acquisition is less than the carrying value.

The Corporation adopted the provisions of Statement 142 effective January 1, 2002. Based on the results of an independent valuation of the goodwill resulting from the 1996 acquisition of Union Bancshares Corp., there was no initial impairment adjustment as of January 1, 2002 and, based on an updated valuation performed as of July 1, 2002, there was no impairment adjustment for the year 2002. Consequently, the impact of the adoption of Statement 142 resulted in an increase in 2002 net income of $638,000 ($.33 per share).

The following represents a summary of additional information relating to the adoption of Statement 142 (there was no income tax impact on the goodwill amortization):

	2002	2001	2000
	(Dollars in thousands)		
Reported net income	$ 5,137	$ 3,695	$ 3,569
Goodwill amortization	-	638	638
Adjusted net income	$ 5,137	$ 4,333	$ 4,207
Net income per share:			
Reported net income	$ 2.69	$ 1.93	$ 1.87
Goodwill amortization	-	.33	.33
Adjusted net income	$ 2.69	$ 2.26	$ 2.20

NOTE 2 - SECURITIES

The amortized cost and fair value of securities as of December 31, 2002 and 2001 are as follows:

	2002		2001	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Available-for-sale:				
U.S. Treasury securities	$ 1,003	$ 1,010	$ 1,017	$ 1,038
Obligations of U.S. Government agencies and corporations	48,352	49,586	34,105	34,620
Obligations of states and political subdivisions	14,645	14,960	10,112	10,182
Total available-for-sale	64,000	65,556	45,234	45,840
Held-to-maturity – other securities	5,881	6,005	5,724	5,802
Total	$69,881	$71,561	$50,958	$51,642

NOTE 2 - SECURITIES (CONTINUED)

A summary of gross unrealized gains and losses on securities at December 31, 2002 and 2001 follows:

	2002		2001	
	Gross unrealized gains	Gross unrealized losses	Gross unrealized gains	Gross unrealized losses
	(Dollars in thousands)			
Available-for-sale:				
U.S. Treasury securities	$ 7	$ -	$ 21	$ -
Obligations of U.S. Government agencies and corporations	1,268	34	627	112
Obligations of states and political subdivisions	327	12	123	53
Total available-for-sale	1,602	46	771	165
Held-to-maturity – other securities	124	-	78	-
Total	$ 1,726	$ 46	$ 849	$ 165

Effective October 1, 2000, the Corporation transferred held-to-maturity securities with an amortized cost of $31,828,000 and fair value of $31,642,000 into the available-for-sale category. The effect of such transfer is described in Note 9.

The amortized cost and fair value of securities at December 31, 2002, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Due in one year or less	$ 6,429	$ 6,546	$ 1,505	$ 1,532
Due after one year through five years	23,761	24,751	978	1,027
Due after five years through ten years	11,017	11,206	512	560
Due after ten years	22,793	23,053	-	-
Other securities having no maturity date	-	-	2,886	2,886
Total	$64,000	$65,556	$ 5,881	$ 6,005

Securities with a carrying value of $40,915,000 at December 31, 2002 and $38,657,000 at December 31, 2001 were pledged to secure public deposits and for other purposes as required or permitted by law.

Other securities primarily consists of corporate obligations and investments in Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. The Bank's investment in Federal Home Loan Bank stock amounted to $1,771,000 and $1,691,000 at December 31, 2002 and 2001, respectively. The Bank's investment in Federal Reserve Bank of Cleveland stock amounted to $697,000 at December 31, 2002 and 2001.

Proceeds from the sales of securities available-for sale amounted to $5,041,000 in 2001. Gross gains realized from sales amounted to $41,000 in 2001, with the income tax provision applicable to such gains amounting to $14,000. There were no gross realized losses in 2001 and no security sales in 2002 and 2000.

NOTE 3 - LOANS

Loans at December 31, 2002 and 2001 consist of the following:

	2002	2001
	(Dollars in thousands)	
Commercial, financial and agricultural	$ 35,913	$ 32,648
Real estate:		
Residential mortgage	115,091	112,497
Non-residential mortgage	85,282	72,036
Construction	7,514	10,762
Consumer	41,315	47,831
Credit card	2,836	2,592
Total	$287,951	$278,366

Fixed rate loans amounted to $143,311,000 at December 31, 2002 and $172,911,000 at December 31, 2001.

The Bank's investment in impaired loans amounted to $1,324,000 at December 31, 2002 and $1,282,000 at December 31, 2001. The following information is provided with respect to impaired loans:

	2002	2001	2000
	(Dollars in thousands)		
Average investment in impaired loans	$1,623	$1,639	$362
Interest income recognized on impaired loans	$ 40	$ 95	$ 8
Interest income recognized on a cash basis on impaired loans	$ 40	$ 95	$ 8

At December 31, 2002, impaired loans totalling $404,000 have a related allowance for loan losses of $79,000 (none at December 31, 2001). The following is a summary of the activity in the allowance for loan losses of impaired loans, which is part of the Bank's overall allowance for loan losses discussed in Note 4, for the year ended December 31, 2002 (dollars in thousands):

Balance at beginning of year	$ -
Provision charged to operations	94
Loans charged-off	(15)
Balance at end of year	$ 79

No additional funds are committed to be advanced in connection with impaired loans.

Loans on nonaccrual of interest amounted to $2,137,000 at December 31, 2002 and $2,241,000 at December 31, 2001. Loans 90 days or more past due and still accruing interest amounted to $1,489,000 at December 31, 2002 and $771,000 at December 31, 2001.

Certain directors and executive officers, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. Such loans are made in the ordinary course of business in accordance with the Bank's normal lending policies, including the interest rate charged and collateralization, and do not represent more than a normal collection risk. Such loans amounted to $7,900,000 and $7,945,000 at December 31, 2002 and 2001, respectively. The following is a summary of activity during 2002 and 2001 for such loans:

	Balance at beginning	Additions	Repayments	Balance at end
	(Dollars in thousands)			
2002	$7,945	$12,348	$12,393	$7,900
2001	$8,019	$11,122	$11,196	$7,945

NOTE 3 - LOANS (CONTINUED)

Additions and repayments include loan renewals.

Most of the Bank's lending activity is with customers primarily located within Sandusky County, Ottawa County, the Village of Green Springs, and the northwest portion of Huron County. Loans to borrowers in the hospitality and agricultural industries represent the Bank's largest credit concentrations at December 31, 2002 and aggregated $28,566,000 (9.9%). At December 31, 2001, loans to borrowers in the agricultural industry represented a significant credit concentration and amounted to $12,107,000 (4.3%).

The hospitality industry concentration includes loans for the construction and operation of hotels, restaurants, lounges, and campgrounds. Hospitality loans are generally secured by real property and equipment. Repayment is expected from cash flow from providing accommodations and food service to tourists visiting the Lake Erie region.

Agricultural loans are generally secured by property, equipment and crop income. Repayment is expected from cash flow from the harvest and sale of crops. The agricultural customers are subject to the risks of weather and market prices of crops which could have an impact on their ability to repay their loans.

Credit losses arising from the Bank's lending experience in both industries compare favorably with the Bank's loss experience on its loan portfolio as a whole. Credit evaluation of hospitality and agricultural lending is based on an evaluation of cash flow coverage of principal and interest payments and the adequacy of collateral received.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

The following represents a summary of the activity in the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(Dollars in thousands)		
Balance at beginning of year	$3,346	$3,242	$3,196
Provision charged to operations	730	695	435
Loans charged-off	(632)	(829)	(746)
Recoveries of loans charged-off	245	238	357
Balance at end of year	$3,689	$3,346	$3,242

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31, 2002 and 2001:

	2002	2001
	(Dollars in thousands)	
Land and improvements	$1,013	$1,013
Buildings	7,760	7,917
Equipment	4,380	4,080
	13,153	13,010
Less accumulated depreciation	7,410	6,877
Premises and equipment, net	$5,743	$6,133

Depreciation of premises and equipment amounted to $557,000 in 2002, $617,000 in 2001 and $746,000 in 2000.

During 2002, as part of a plan to remodel the Bank's Bellevue, Ohio Union Square facility, the Board of Directors of the Bank approved the demolition of a portion of the existing facility. Consequently, the Bank recognized an impairment loss of $159,000 in 2002 representing the net book value of the assets to be disposed of as part of the plan. The cost to remodel the remaining facility and build a drive-up facility is estimated at $705,000 to $930,000, all of which is expected to be incurred in 2003.

NOTE 5 - PREMISES AND EQUIPMENT (CONTINUED)

Management determined in 2001 that the Bank's Clyde, Ohio facilities are inadequate to meet future needs of the Bank and plans to relocate to another facility in Clyde in 2003. An impairment loss of $248,000 was recognized in 2001 relating to the existing Clyde facilities. Such loss has been determined based on an independent appraisal of the existing facilities, as well as an estimate of the net cash flows anticipated to be received from the Clyde operations prior to relocation.

The impairment losses for 2002 and 2001 are included in other operating expenses in the consolidated statements of operations.

NOTE 6 - DEPOSITS

Time deposits at December 31, 2002 and 2001 include individual deposits of $100,000 and over amounting to $28,173,000 and $26,688,000, respectively. Interest expense on time deposits of $100,000 or more amounted to $1,055,000 for 2002, $1,340,000 for 2001 and $1,263,000 for 2000.

At December 31, 2002, the scheduled maturities of time deposits were as follows (dollars in thousands):

2003	$ 73,319
2004	37,877
2005	13,125
2006	11,336
2007	797
2008 and after	1,097
Total	$137,551

NOTE 7 - FEDERAL HOME LOAN BANK BORROWINGS

At December 31, 2002 and 2001, Federal Home Loan Bank borrowings consist of the following:

	2002	2001
	(Dollars in thousands)	
Secured note, with interest at 5.49%, due January 2003	$ 1,000	$ 1,000
Secured note, with interest at 5.09%, due February 2003	5,000	5,000
Secured note, with interest at 4.93%, due December 2003	5,000	5,000
Secured note, with interest at 5.49%, due February 2004	1,000	1,000
Secured note, with interest at 3.61%, due February 2004	2,000	-
Secured note, with interest at 5.10%, due June 2004	2,000	2,000
Secured note, with interest at 4.36%, due February 2005	2,000	-
Secured note, with interest at 3.58%, due July 2005	1,500	-
Secured note, with interest at 5.14%, due October 2005	2,000	2,000
Secured note, with interest at 4.87%, due February 2006	2,000	-
Secured note, with interest at 4.07%, due July 2006	1,500	-
Secured note, with interest at 4.42%, due July 2007	1,500	-
Total Federal Home Loan Bank borrowings	$26,500	$16,000

Interest is payable monthly and the notes are secured by stock in the Federal Home Loan Bank of Cincinnati and all eligible mortgage loans.

NOTE 8 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transactions. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 9 - OTHER COMPREHENSIVE INCOME

The components of other comprehensive income and related tax effects are as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(Dollars in thousands)		
Unrealized gains on available-for-sale securities	$ 950	$ 679	$ 707
Transfer of held-to-maturity securities to available-for-sale category	-	-	(186)
Reclassification adjustments for securities gains included in income	-	(41)	-
Net unrealized gains	950	638	521
Tax effect	(323)	(217)	(177)
Net-of-tax amount	$ 627	$ 421	$ 344

NOTE 10 - OTHER OPERATING EXPENSES

The following is a summary of other operating expenses for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(Dollars in thousands)		
Equipment	$ 825	$ 809	$ 832
Postage, stationery and supplies	451	410	476
State franchise and other taxes	424	370	365
Professional and examination fees	581	472	378
MasterCard franchise and processing fees	314	298	332
Advertising and marketing	191	194	200
Third party computer processing	181	150	129
Telephone	145	119	127
Other	971	1,002	870
Total other operating expenses	$4,083	$3,824	$3,709

NOTE 11 - FEDERAL INCOME TAXES

The provision for federal income taxes consists of the following for 2002, 2001 and 2000:

	2002	2001	2000
	(Dollars in thousands)		
Current	$2,607	$2,105	$1,893
Deferred	(257)	(170)	(65)
Total	$2,350	$1,935	$1,828

NOTE 11 - FEDERAL INCOME TAXES (CONTINUED)

The income tax provision attributable to income from operations differs from the amounts computed by applying the U.S. federal income tax rate of 34% to income before federal income taxes as a result of the following:

	2002	2001	2000
	(Dollars in thousands)		
Expected tax using statutory tax rate of 34%	$2,546	$1,914	$1,835
Increase (decrease) in tax resulting from:			
Tax-exempt income on state and municipal securities and political subdivision loans	(160)	(185)	(203)
Interest expense associated with carrying certain state and municipal securities and political subdivision loans	17	25	30
Amortization of goodwill	-	217	217
Increase in cash value of life insurance policies, net of gain from cancellation of policy in 2001	(56)	(43)	(52)
Other, net	3	7	1
Total	$2,350	$1,935	$1,828

The deferred federal income tax credit of $257,000 for 2002, $170,000 for 2001 and $65,000 for 2000 resulted from the tax effects of temporary differences. There was no impact for changes in tax laws and rates or changes in the valuation allowance for deferred tax assets.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

	2002	2001
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 834	$ 717
Accrued expenses and other	269	188
Total deferred tax assets	1,103	905
Deferred tax liabilities:		
Unrealized gain on securities available-for-sale	(529)	(206)
Purchase accounting basis difference	(380)	(472)
Depreciation of premises and equipment	(153)	(161)
Federal Home Loan Bank stock dividends	(268)	(241)
Deferred loan costs	(108)	(141)
Other	(125)	(78)
Total deferred tax liabilities	(1,563)	(1,299)
Net deferred tax liabilities	$ (460)	$ (394)

The net deferred tax liabilities at December 31, 2002 and 2001 are included in other liabilities in the consolidated balance sheets.

Management believes it is more likely than not that the benefit of deferred tax assets will be realized. Consequently, no valuation allowance for deferred tax assets is deemed necessary as of December 31, 2002 and 2001.

NOTE 12 - EMPLOYEE BENEFITS

The Bank sponsors the Croghan Colonial Bank 401(k) Profit Sharing Plan, a defined contribution plan which provides for both a profit sharing and employer matching contribution. The Plan permits the investing in the Corporation's stock subject to various limitations. The Bank's profit sharing and matching contributions to the 401(k) profit sharing plan for the years ended December 31, 2002, 2001 and 2000 amounted to $250,000, $245,000, and $269,000, respectively. The issuance of common stock in 2001 and 2000, and shares from treasury in 2002, by the Corporation, represented shares purchased by the Plan. As of December 31, 2002, the Plan holds 10,758 shares of the Corporation's common stock.

The Bank has entered into split-dollar life insurance policies with certain officers of the Bank to provide for supplemental retirement benefits and such policies required the payment of single premiums. The cash value of all policies amounted to $3,676,000 and $3,511,000 at December 31, 2002 and 2001, respectively, and such amounts are included in other assets in the accompanying consolidated balance sheets.

In connection with the policies, the Bank has provided an estimated liability for accumulated supplemental retirement benefits. Such liability amounts to $160,000 at December 31, 2002 and $115,000 at December 31, 2001 and is included in other liabilities in the accompanying consolidated balance sheets.

No other postretirement benefits are offered to retirees.

During 2002, the stockholders of the Corporation approved the adoption of a stock option and incentive plan. However, no options or incentives were awarded under the plan in 2002.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments.

The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

The following financial instruments whose contract amount represents credit risk were outstanding at December 31, 2002 and 2001:

	Contract amount	
	2002	2001
	(Dollars in thousands)	
Commitments to extend credit	$53,507	$50,173
Letters of credit	$ 4,421	$ 5,046

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

Letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party and are reviewed for renewal at expiration. At December 31, 2002, letters of credit aggregating $660,000 expire in 2003; $88,000 expire in 2004; $100,000 expire in 2005; and $3,573,000 expire in 2010. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank requires collateral supporting these commitments when deemed necessary.

NOTE 14 - REGULATORY MATTERS

The Corporation (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Corporation and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from federal and state banking agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category.

The actual capital amounts and ratios of the Corporation and Bank as of December 31, 2002 and 2001 are also presented in the following table:

	Actual		Minimum capital requirement		Minimum to be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2002:						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$39,837	14.2%	$22,487	≥8.0%	N/A	N/A
Bank	39,430	14.1%	22,459	≥8.0%	$28,074	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	$36,321	12.9%	$11,244	≥4.0%	N/A	N/A
Bank	30,919	11.0%	11,230	≥4.0%	$16,844	6.0%
Tier I Capital (to Average Assets)						
Consolidated	$36,321	9.6%	$15,169	≥4.0%	N/A	N/A
Bank	30,919	8.2%	15,155	≥4.0%	$18,944	5.0%
As of December 31, 2001:						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$36,741	13.9%	$21,136	≥8.0%	N/A	N/A
Bank	36,412	13.8%	21,116	≥8.0%	$26,395	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	$33,438	12.7%	$10,568	≥4.0%	N/A	N/A
Bank	33,112	12.5%	10,558	≥4.0%	$15,837	6.0%
Tier I Capital (to Average Assets)						
Consolidated	$33,438	9.5%	$14,124	≥4.0%	N/A	N/A
Bank	33,112	9.4%	14,114	≥4.0%	$17,643	5.0%

NOTE 14 - REGULATORY MATTERS (CONTINUED)

On a parent company only basis, the Corporation's only source of funds are dividends paid by the Bank. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations, and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, the Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions, unless the total dividends in a calendar year exceed the total of its net profits for the year combined with its retained profits of the two preceding years. During 2002, the Bank paid a special dividend of $5,000,000 to the Corporation which was approved by the State of Ohio Division of Financial Institutions. As a result of the special dividend, no amount was available for dividends on January 1, 2003, without the approval of the State of Ohio Division of Financial Institutions.

The Board of Governors of the Federal Reserve System generally considers it to be an unsafe and unsound banking practice for a bank holding company to pay dividends except out of current operating income, although other factors such as overall capital adequacy and projected income may also be relevant in determining whether dividends should be paid.

NOTE 15 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 are as follows:

CONDENSED BALANCE SHEETS	2002	2001
	(Dollars in thousands)	
Assets:		
Cash	$ 14	$ 25
Dividends receivable from subsidiary	513	421
Investment in subsidiary	38,059	39,626
Subordinated note receivable from subsidiary	5,000	-
Security – at cost	350	250
Other assets	47	59
Total assets	$43,983	$40,381
Liabilities – dividends and other payables	$ 521	$ 429
Stockholders' equity:		
Common stock	23,926	23,926
Surplus	118	117
Retained earnings	18,740	15,509
Accumulated other comprehensive income	1,027	400
Treasury stock	(349)	-
Total stockholders' equity	43,462	39,952
Total liabilities and stockholders' equity	$43,983	$40,381

CONDENSED STATEMENTS OF OPERATIONS	2002	2001	2000
		(Dollars in thousands)	
Income – dividends from subsidiary	$ 7,421	$ 1,725	$ 1,617
Expenses – professional fees and other expenses, net of federal income tax benefit	90	115	69
Income before equity in undistributed net income of subsidiary	7,331	1,610	1,548
Equity in net income of subsidiary, less dividends	(2,194)	2,085	2,021
Net income	$ 5,137	$ 3,695	$ 3,569

NOTE 15 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS	2002	2001	2000
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 5,137	$ 3,695	$ 3,569
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of subsidiary, less dividends	2,194	(2,085)	(2,021)
Increase in dividends receivable	(92)	(19)	(39)
Decrease (increase) in other assets	12	(24)	(14)
Increase in other liabilities	-	8	-
Net cash provided by operating activities	7,251	1,575	1,495
Cash flows from investing activities:			
Disbursement on subordinated note receivable from subsidiary	(5,000)	-	-
Purchase of held-to-maturity security	(100)	-	-
Net cash used in investing activities	(5,100)	-	-
Cash flows from financing activities:			
Proceeds from issuance of common stock	31	35	81
Cash dividends paid	(1,814)	(1,646)	(1,528)
Purchase of treasury stock	(379)	-	-
Net cash used in financing activities	(2,162)	(1,611)	(1,447)
Net increase (decrease) in cash	(11)	(36)	48
Cash at beginning of year	25	61	13
Cash at end of year	$ 14	$ 25	$ 61

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of recognized financial instruments at December 31, 2002 and 2001 are as follows:

	2002		2001	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Dollars in thousands)			
FINANCIAL ASSETS				
Cash and cash equivalents	$ 13,140	$ 13,140	$ 21,349	$ 21,349
Securities	71,437	71,561	51,564	51,642
Loans, net	284,262	297,179	275,020	275,061
Total	$368,839	$381,880	$347,933	$348,052
FINANCIAL LIABILITIES				
Deposits	$302,888	$304,033	$295,003	$295,497
Federal funds purchased and securities sold under repurchase agreements	11,345	11,345	12,721	12,721
Federal Home Loan Bank borrowings	26,500	27,046	16,000	16,872
Total	$340,733	$342,424	$323,724	$325,090

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The preceding summary does not include accrued interest receivable, dividends payable, and other liabilities which are also considered financial instruments. The estimated fair value of such items is considered to be their carrying amount.

The Bank also has unrecognized financial instruments at December 31, 2002 and 2001. These financial instruments relate to commitments to extend credit and letters of credit. The contract amount of such financial instruments amounts to $57,928,000 at December 31, 2002 and $55,219,000 at December 31, 2001. Such amounts are also considered to be the estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments shown above:

Cash and cash equivalents:

Fair value is determined to be the carrying amount for these items (which include cash on hand, due from banks, and federal funds sold) because they represent cash or mature in 90 days or less and do not represent unanticipated credit concerns.

Securities:

The fair value of securities (both available-for-sale and held-to-maturity) is determined based on quoted market prices of the individual securities or, if not available, estimated fair value was obtained by comparison to other known securities with similar risk and maturity characteristics. Such value does not consider possible tax ramifications or estimated transaction costs.

Loans:

Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans, which re-price at least annually and generally possess low risk characteristics, the carrying amount is believed to be a reasonable estimate of fair value. For fixed rate loans, the fair value is estimated based on a discounted cash flow analysis, considering weighted average rates and terms of the portfolio, adjusted for credit and interest rate risk inherent in the loans. Fair value for nonperforming loans is based on recent appraisals or estimated discounted cash flows. The estimated value of credit card loans is based on existing loans and does not include the value that relates to estimated cash flows from new loans generated from existing cardholders over the remaining life of the portfolio.

Deposit liabilities:

The fair value of core deposits, including demand deposits, savings accounts, and certain money market deposits, is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated using the rates offered at year end for deposits of similar remaining maturities. The estimated fair value does not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the marketplace.

Other financial instruments:

The fair value of commitments to extend credit and letters of credit is determined to be the contract amount since these financial instruments generally represent commitments at existing rates. The fair value of federal funds purchased and securities sold under repurchase agreements is determined to be the carrying amount since these financial instruments represent obligations which are due on demand. The fair value of borrowed funds is determined based on a discounted cash flow analysis.

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The fair value estimates of financial instruments are made at a specific point in time based on relevant market information. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument over the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Since no ready market exists for a significant portion of the financial instruments, fair value estimates are largely based on judgments after considering such factors as future expected credit losses, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

NOTE 17 - CONTINGENT LIABILITIES

In the normal course of business, the Corporation and its subsidiary may be involved in various legal actions, but in the opinion of management and its legal counsel, the ultimate disposition of such matters is not expected to have a material adverse effect on the consolidated financial statements.

The Bank entered into an employment agreement with its President and Chief Executive Officer in April 2001. Upon the occurrence of certain types of termination of employment, the Bank is required to make specified severance payments if termination occurs within the initial three year term of the agreement or pursuant to certain change in control transactions.

This information is an integral part of the accompanying consolidated financial statements.

Directors of Croghan Bancshares, Inc. And The Croghan Colonial Bank

Michael D. Allen, Sr.
Executive Vice President & General Manager
International Metal Hose Company

James E. Bowlus
President & Treasurer
Fremont Candy & Cigar, Inc.

Steven C. Futrell
President & Chief Executive Officer
The Croghan Colonial Bank

Claire F. Johansen
President
COOA Holdings Company

John P. (Phil) Keller
Vice President
Keller-Ochs-Koch Funeral Home, Inc.

Stephen A. Kemper
Owner
Kemper Iron & Metal Company

Daniel W. Lease
Vice President
Whetstone Technology, LLC

Allan E. Mehlow
Sr. Vice President & Chief Financial Officer
The Croghan Colonial Bank

Robert H. Moyer
Chairman
WMOG, Inc.

J. Terrence Wolfe
Retired

Claude E. Young
Chairman
Progress Plastic Products, Inc.

Gary L. Zimmerman
Vice President
Swint-Reineck Hardware, Inc.

Directors Emeriti

Janet E. Burkett, Ted L. Hilty, Thomas F. Hite, Don W. Miller

Albert C. Nichols, Donald B. Slessman, Clemens J. Szymanowski

Directors of Croghan Bancshares, Inc. And The Croghan Colonial Bank



Allan E. Mehlow, Claude E. Young,
(seated) Steven C. Futrell, Robert H. Moyer, John P. Keller



J. Terrence Wolfe, James E. Bowlus,
(seated) Daniel W. Lease, Claire F. Johansen



Gary L. Zimmerman, Michael D. Allen, Sr.,
(seated) Stephen A. Kemper

Officers of Croghan Bancshares, Inc.

Steven C. Futrell
President and Chief Executive Officer

Barry F. Luse
Vice President and Secretary

Allan E. Mehlow
Vice President and Treasurer

Officers of The Croghan Colonial Bank



Senior and Executive Officers
William C. Hensley, Steven C. Futrell, Pamela J. Swint, Jodi A. Albright,
(seated) Barry F. Luse, Allan E. Mehlow

Steven C. Futrell
President
Chief Executive Officer

Jodi A. Albright
Vice President
Retail Services Manager

David M. Sabo
Vice President
Commercial Loans

Richard G. Stein
Assistant Vice President
Trust Officer

Gary L. Pollock
OIC Real Estate Loans

John C. Hoffman
Controller

Sandra S. Reed
Credit Services Manager

Allan E. Mehlow
Senior Vice President
Chief Financial Officer

William C. Hensley
Vice President
Chief Lending Officer

Daniel N. Schloemer
Vice President
Commercial Loans

Ronald T. Goehring
Commercial Loan Officer

Nancy C. Roddy
Real Estate Loan Officer

Pamela J. Swint
Human Resources Manager

Susan K. Straube
Mortgage Administrative Assistant

Barry F. Luse
Vice President
Trust Officer

Jeffrey L. Geary
Vice President
OIC Commercial Loans

Gregg C. Coleman
Assistant Vice President
OIC Consumer Loans

Jeff D. Wilson
Consumer Loan Officer

Josephine L. Weyer
Real Estate Loan Officer

Michael J. Hartenstein
Operations Officer

Terry A. Schroeder
Information Systems Manager

Banking Centers

MAIN
419-332-7301
323 Croghan Street
Fremont, Ohio 43420

Robert L. Overmyer
Assistant Vice President
Sales Manager

Judith A. Gangwer
Service Manager

EAST
419-355-2341
1315 East State Street
Fremont, Ohio 43420

Dianne M. Staib
Sales Manager

Coleen O. Miller
Service Manager

BALLVILLE
419-355-2362
1600 River Street
Fremont, Ohio 43420

Jami L. Severs
Sales Manager

Jeanne M. Haubert
Service Manager

WEST
419-355-2351
2001 West State Street
Fremont, Ohio 43420

Valerie L. Reed
Sales Manager

CLYDE
419-547-9525
100 South Main Street
Clyde, Ohio 43410

Marc A. Streeter
Loan Officer

PORT CLINTON
419-732-7563
3994 East Harbor Road
Port Clinton, Ohio 43452

Chrystal L. Kirby
Service Manager

BELLEVUE
419-483-2541
One Union Square
Bellevue, Ohio 44811

Denise L. Majoy
Sales Manager

Richard E. Lawrie
Service Manager

MONROEVILLE
419-465-2596
11 Monroe Street
Monroeville, Ohio 44847

Lou Anne Sitterly
Sales Manager

Darlene D. Tyler
Service Manager

GREEN SPRINGS
419-639-2323
200 North Broadway Street
Green Springs, Ohio 44836

Marilyn J. Humbert
Service Manager

Brenda L. Rando
Assistant Service Manager

www.croghan.com



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